1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑           Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐           No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited

For the month of March 2005

This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ;

3)	the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of March 2005.

1)	The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	February, 2005	March 31, 2005	Changes
Director, President & COO	Rick Tsai	24,497,273	24,267,273	-230,000
Senior Vice President	S.Y. Chiang	13,248,391	13,208,391	-40,000
Senior Vice President	Kenneth Kin	2,781,256	2,701,256	-80,000
Vice President	C. C. Wei	4,974,702	4,839,702	-135,000
Vice President	Mark Liu	9,277,631	9,127,631	-150,000
Vice President	Genda Hu	2,121,879	2,103,879	-18,000
Vice President	Ping Yang	5,304,686	5,074,686	-230,000
Vice President & General Counsel	Richard Thurston	1,542,094	1,492,094	-50,000
Senior Director	L.C. Tu	7,377,026	7,373,026	-4,000

2)	The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares : None.

3)	The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$	1,874,059,338
WFS FINANCIAL OWNER TRUST-Asset Backed Securities	US$	12,743,822

4)	The disposition of assets : None.

Description of assets
GENERAL ELEC CAP CORP-Corporate Bonds	US$	10,884,321
CREDIT SUISSE FB USA INC -Corporate Bonds	US$	11,806,280

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 25, 2005	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer